EXHIBIT 5



September 20, 1995



The Board of Directors
Conrail Inc.
2001 Market Street
Philadelphia, PA  19103

Gentlemen and Madam:

     I have acted as counsel for Conrail Inc. (the "Company") in connection with the preparation and filing of a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, pursuant to which up to one million (1,000,000) shares of the Company's Common Stock (the "Common Shares") are being registered for sale at the direction of the Company by Mellon Bank, N.A. (the "Trustee") in its capacity as Trustee of Conrail's Employee Benefits Trust (the "Trust").

     I have reviewed the Trust Agreement, Board resolutions, Articles of Incorporation and Bylaws of the Company. I have examined the originals, or copies certified or otherwise identified to my satisfaction, of corporate records of the Company, statutes and other instruments and documents as deemed necessary as the basis for the opinion expressed herein.

     The Board of Directors has previously authorized the issuance of approximately 4.7 million shares of the Company's Common Stock to the Trust for release by the Trustee at the direction of the Company.

     Based upon the foregoing, I am of the opinion that the Common Shares when released for sale by the Trustee at the direction of the Company pursuant to the terms of the Trust Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

                                   Very truly yours,

                                   /s/ Bruce B. Wilson
                                   ---------------------------
                                   Senior Vice President - Law



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